UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2023

FIFTH WALL ACQUISITION CORP. III

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	001-40415	98-1583957
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Little West 12th Street 4th Floor, New York, New York	10014
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 853-8878

6060 Center Drive, 10th Floor

Los Angeles, California, 90045

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001	FWAC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

As previously disclosed in a Current Report on Form 8-K, on December 13, 2022, Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “FWAC”), entered into an agreement and plan of merger (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (“MIC”). The Merger Agreement provides for, among other things, the following transactions: (i) FWAC will transfer by way of continuation from the Cayman Islands to the State of Maryland and will domesticate by means of a corporate conversion (the “Domestication”) to a Maryland corporation (“Surviving Pubco”) in accordance with Title 3, Section 9 of the Maryland General Corporation Law, as amended (the “MGCL”), and Part XII of the Cayman Islands Companies Act (as revised), and, in connection with the Domestication, (A) each then issued and outstanding Class A ordinary share, par value $0.0001 per share, of FWAC will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, of Surviving Pubco (the “Surviving Pubco Shares”); and (B) each then issued and outstanding Class B ordinary share, par value $0.0001 per share, of FWAC will convert automatically, on a one-for-one basis, into one Surviving Pubco Share; and (ii) following the Domestication, (A) Merger Sub will merge with and into MIC in accordance with the MGCL (the “First Merger”), with MIC continuing as the surviving entity (the “First-Step Surviving Company”) and (B) immediately following the effectiveness of the First Merger, the First-Step Surviving Company will merge with and into Surviving Pubco in accordance with the MGCL, with Surviving Pubco continuing as the surviving entity (collectively, the “Merger”).

On March 23, 2023, MIC, FWAC and Merger Sub entered into the First Amendment to the Agreement and Plan of Merger (the “First Amendment”). The First Amendment amends the Merger Agreement to, among other things, (i) provide for, immediately prior to the consummation of the Mergers, the conversion (the “Conversion”) of Mobile Infra Operating Partnership L.P., a Maryland limited partnership and a subsidiary of MIC (the “Operating Partnership”), to a Delaware limited liability company and (ii) expand the size of the board of directors of the Surviving Pubco from seven to eight, with seven director nominees designated by MIC and one director nominee designated by FWAC.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the First Amendment, a copy of which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

HS3 Amended and Restated Support Agreement

As previously disclosed in a Current Report on Form 8-K on December 13, 2022, FWAC and HSCP Strategic III, L.P., a Delaware limited partnership (“HS3”), entered into an agreement (the “Prior HS3 Support Agreement”) pursuant to which HS3 agreed, among other things, to enter into the Fourth Amended and Restated Limited Partnership Agreement of the Operating Partnership at the time of the Merger.

On March 23, 2023, FWAC and HS3 entered into the Amended and Restated Support Agreement (the “HS3 Amended and Restated Support Agreement”). The HS3 Amended and Restated Support Agreement amends and restates the Prior HS3 Support Agreement to, among other things, confirm HS3’s consent to the Conversion. HS3 also agreed not to modify such consent or take any action in contravention of such consent or the Conversion.

HS3 is a limited partner of the Operating Partnership and owns approximately 10% of the outstanding common units of the Operating Partnership. HS3 is controlled by Jeffrey B. Osher, a director of MIC.

The foregoing description of the HS3 Amended and Restated Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the HS3 Amended and Restated Support Agreement, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Additional Information

This document relates to the proposed transactions (the “Proposed Transactions”) contemplated by the Merger Agreement. On January 13, 2023, FWAC filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (the “SEC”), which, when finally amended, will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). Both MIC and FWAC intend to file other documents with the SEC regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Transactions. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Transactions and related matters. Information regarding FWAC’s and MIC’s directors and executive officers is contained in the Form S-4. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus, when it becomes available, and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described in the paragraph titled “Additional Information.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, MIC’s expected composition of the management team and board of directors following the transaction. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC, and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and any forward-looking statements contained in this document are provided for illustrative purposes and are not forecasts and may not reflect actual results. Such forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Form S-4 titled “Risk Factors”. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on MIC’s or FWAC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither MIC nor FWAC is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which MIC and FWAC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in MIC’s and FWAC’s reports filed with the SEC, including MIC’s and FWAC’s most recent reports on Form 8-K and all attachments thereto and most recent annual reports on Form 10-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals or securityholder approvals of MIC or FWAC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions are not obtained, failure to realize the anticipated benefits of the Proposed Transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that MIC or FWAC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public shareholders, the ability of MIC and the combined company to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of MIC and the combined company to leverage its relationship with any other Company investor (including investors in the proposed PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Proposed Transactions, the inability to complete the private placement of FWAC common stock to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Form S-4 and will be provided in the Joint Proxy Statement/Prospectus, when available.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MIC and is not intended to form the basis of an investment decision in MIC. All subsequent written and oral forward-looking statements concerning MIC and FWAC, the Proposed Transactions, or other matters and attributable to MIC and FWAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of March 23, 2023, by and among Fifth Wall Acquisition Corp. III, Queen Merger Corp. I and Mobile Infrastructure Corporation

10.1	Amended and Restated Support Agreement, dated as of March 23, 2023, by and between Fifth Wall Acquisition Corp. III and HSCP Strategic III, L.P

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIFTH WALL ACQUISITION CORP. III

Date: March 23, 2023	By:	/s/ Andriy Mykhaylovskyy
	Name:	Andriy Mykhaylovskyy
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of March 23, 2023 (this “Amendment”), by and among (i) Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication, the “Acquiror”), (ii) Queen Merger Corp. I, a Maryland corporation and wholly-owned subsidiary of the Acquiror (“Merger Sub”), and (iii) Mobile Infrastructure Corporation, a Maryland corporation, (“MIC” or the “Company”). The Acquiror, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, the Parties are parties to that certain Agreement and Plan of Merger, dated as of December 13, 2023 (the “Existing Agreement”);

WHEREAS, Mobile Infra Operating Partnership, L.P. (the “Operating Partnership”), a subsidiary of the Company, is currently organized as a Maryland limited partnership;

WHEREAS, the Company has determined that it is advisable and in the best interests of the Company and its stockholders to convert the Operating Partnership into a Delaware limited liability company immediately prior to the Closing (the “Conversion”);

WHEREAS, the Parties intend that the Conversion be treated as a partnership-to-partnership conversion under Revenue Ruling 95-37, 1995-1 C.B. 130, subject to the principles of Revenue Ruling 84-52, 1984-1 C.B. 157;

WHEREAS, the Existing Agreement contemplates that the size of the board of directors of Surviving Pubco will be set at seven, with six director nominees designated by the Company;

WHEREAS, the Parties have determined that it is advisable and in the best interests of the Company and its stockholders to expand the size of the board of directors of Surviving Pubco to eight, with seven director nominees designated by the Company (the “Board Expansion”);

WHEREAS, the Parties desire to amend the Existing Agreement in order to reflect the Conversion and the Board Expansion; and

WHEREAS, capitalized terms used in this Amendment and not defined herein shall have the meaning provided in the Existing Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to modify the Existing Agreement as follows:

1.	Existing Agreement. The Existing Agreement is hereby modified as follows:

(a) Whereas Clause “F.” is hereby deleted in its entirety and replaced with the following:

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“F. Immediately following the Mergers (as defined below), Surviving Pubco intends to contribute to Mobile Infra Operating Partnership, L.P., a Maryland limited partnership (i) all of the cash and cash equivalents in the Trust Account as of the First Effective Time (less the Acquiror Share Redemption Amount), (ii) the proceeds from the PIPE Investment and (iii) any other third-party financing to be funded at the Closing”.

(b) Clause (ii) of Whereas Clause “J.” is hereby deleted in its entirety and replaced with the following:

“(ii) in connection with the Conversion, enter into a Limited Liability Company Agreement of the Operating Partnership substantially in the form attached hereto as Exhibit E (the “LLCA”)”.

(c) Whereas Clause “K.” is hereby deleted in its entirety and replaced with the following:

“K. The Acquiror has received an amended and restated support agreement substantially in the form attached hereto as Exhibit F (the “HS3 A&R Support Agreement”), pursuant to which HSCP Strategic III, L.P. (“HS3”) has agreed to, upon the terms and subject to the conditions set forth therein, enter into the LLCA;”.

(d) The definition of “OP Class A Units” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP Class A Units” means (a) prior to the Conversion, the class of partnership units of the Operating Partnership designated as “Class A Units” pursuant to the Existing OP LPA, and (b) from and after the Conversion, the class of membership units of the Operating Partnership designated as “Class A Units” pursuant to the LLCA.”.

(e) The definition of “OP Common Unit” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP Common Units” means (a) prior to the Conversion, the class of partnership units of the Operating Partnership designated as “Common Units” pursuant to the Existing OP LPA, and (b) from and after the Conversion, the class of membership units of the Operating Partnership designated as “Common Units” pursuant to the LLCA.”.

(f) The definition of “OP LTIP Unit” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP LTIP Units” means (a) prior to the Conversion, the class of partnership units of the Operating Partnership designated as “LTIP Units” pursuant to the Existing OP LPA, and (b) from and after the Conversion, the class of membership units of the Operating Partnership designated as “LTIP Units” pursuant to the LLCA.”.

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(g) The definition of “OP Performance Unit” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP Performance Units” means (a) prior to the Conversion, the class of partnership units of the Operating Partnership designated as “Performance Units” pursuant to the Existing OP LPA, and (b) from and after the Conversion, the class of membership units of the Operating Partnership designated as “Performance Units” pursuant to the LLCA.”.

(h) The definition of “OP Series 1 Preferred Units” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP Series 1 Preferred Units” means (a) prior to the Conversion, the Operating Partnership’s Series 1 Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the Existing OP LPA, and (b) from and after the Conversion, the Operating Partnership’s Series 1 Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the LLCA.”.

(i) The definition of “OP Series A Preferred Units” set forth in Section 1.1 of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

““OP Series A Preferred Units” means (a) prior to the Conversion, the Operating Partnership’s Series A Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the Existing OP LPA, and (b) from and after the Conversion, the Operating Partnership’s Series A Cumulative Redeemable Preferred Units, with the rights, priorities and preferences set forth in the LLCA.”.

(j) The following is hereby added as Section 1.2(h) to the Existing Agreement:

“The term “Operating Partnership” shall (i) prior to the Conversion refer to Mobile Infra Operating Partnership, L.P., a Maryland limited partnership, and (ii) from and after the Conversion refer to Mobile Infra Operating Company, LLC, a Delaware limited liability company, as successor-in-interest to Mobile Infra Operating Partnership, L.P.”.

(k) Section 2.1(a) of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

“Contribution. Immediately following the Mergers, Surviving Pubco will contribute to the Operating Partnership (i) all of the cash and cash equivalents in the Trust Account as of the First Effective Time (less the Acquiror Share Redemption Amount), (ii) the proceeds from the PIPE Investment and (iii) any other third-party financing to be funded at the Closing.”

(l) The first sentence of Section 4.7(a) of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

“Prior to the Conversion, MIC is the sole general partner of the Operating Partnership, and from and after Conversion, MIC is a member of the Operating Partnership.”.

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(m) Section 4.7(b) of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

“Except as set forth on Section 4.7(b) of the Company Disclosure Letter, the Company directly or indirectly owns of record and beneficially all the issued and outstanding shares of capital stock or equity interests of such Subsidiaries (or, in the case of the Operating Partnership, (i) prior to the Conversion, the general partnership interest and the limited partnership interests set forth on Section 4.7(a) of the Company Disclosure Letter, and (ii) from and after the Conversion, an equivalent number of membership interests) free and clear of any Liens other than Permitted Liens, Liens imposed by the Governing Documents of such Subsidiary and Liens arising under applicable securities Laws.”.

(n) The following is hereby added as Section 6.7 to the Existing Agreement:

“Conversion. Immediately prior to the consummation of the Mergers, the Company shall take or cause to be taken all actions necessary or advisable in order to convert the Operating Partnership from a Maryland limited partnership to a Delaware limited liability company (the “Conversion”). The Company shall provide to the Acquiror for its review and comment drafts of all documentation prepared for the purpose of consummating the Conversion at least five (5) Business Days prior to the anticipated date of consummation of the Conversion, and shall consider in good faith any reasonable changes requested by the Acquiror.”.

(o) Section 7.7(a) of the Existing Agreement is hereby deleted in its entirety and replaced with the following:

“the Board of Directors of Surviving Pubco shall consist of eight (8) directors, a majority of which will be independent under Nasdaq or NYSE rules and regulations, as applicable, and shall initially include: (i) seven (7) director nominees designated by the Company; and (ii) one (1) director nominee designated by the Acquiror, who shall be Brad Greiwe.”.

(p) All references in the Existing Agreement to “A&R OP LPA” are hereby deleted and replaced with “LLCA”.

(q) All references in the Existing Agreement to “HS3 Support Agreement” are hereby deleted and replaced with “HS3 A&R Support Agreement”.

2.

Exhibit E. The Form of A&R OP LPA attached as Exhibit E to the Existing Agreement shall be deleted in its entirely and replaced with the form of limited liability company agreement attached as Exhibit A to this Amendment.

3.

Exhibit F. The Form of HS3 Support Agreement attached as Exhibit F to the Existing Agreement shall be deleted in its entirely and replaced with the Amended and Restated Form of HS3 Support Agreement attached as Exhibit B to this Amendment.

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4.

Binding Effect. The provisions of the Existing Agreement, as supplemented and modified hereby, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

5.

Transaction Document References. From and after the date hereof, all references contained in any of the Ancillary Agreements to the Existing Agreement shall be deemed to be to the Existing Agreement as amended by this Amendment.

6.

Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the Laws of the State of Maryland, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

7.	Continuing Effect. Except as amended by this Amendment, all terms of the Existing Agreement remain in full force and effect.

8.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.

Severability. If any provision of this Amendment is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Amendment shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Amendment, they shall take any actions necessary to render the remaining provisions of this Amendment valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Amendment to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

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IN WITNESS WHEREOF, the parties hereto have entered into this Amendment on the date first written above.

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

QUEEN MERGER CORP. I

By:	/s/ Brendan Wallace
Name:	Brendan Wallace
Title:	President

MOBILE INFRASTRUCTURE CORPORATION

By:	/s/ Stephanie Hogue
Name:	Stephanie Hogue
Title:	President and CFO

[Signature page to First Amendment to Agreement and Plan of Merger]

EXHIBIT A

Form of Limited Liability Company Agreement

[See attached]

EXHIBIT B

Form of Amended and Restated HS3 Support Agreement

[See attached]

Exhibit 10.1

Execution Version

AMENDED AND RESTATED SUPPORT AGREEMENT

This AMENDED AND RESTATED SUPPORT AGREEMENT (this “Agreement”), dated as of March 23, 2023, is entered into by and between Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (together with its successors, including after the Domestication (as defined below), “Parent”), and HSCP Strategic III, L.P., a Delaware limited partnership (the “Supporting Holder”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, the Supporting Holder is the sole record owner and the beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full sole voting power over, 1,702,128 of the common units and 425,532 of the Class A units of Mobile Infra Operating Partnership, L.P. (collectively the “OP Units”), a Delaware limited partnership (the “OP”) (all such OP Units and any other OP Units the Supporting Holder may hereafter acquire prior to the termination of this Agreement pursuant to Section 5.2 shall be referred to herein collectively as the Supporting Holder’s “Subject Units”);

WHEREAS, as an inducement and in consideration for Parent to enter into that certain Agreement and Plan of Merger, dated as of December 13, 2022, by and among Parent, Queen Merger Corp. I, a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Mobile Infrastructure Corporation, a Maryland corporation (the “Company”) (as amended from time to time, the “Merger Agreement”), Parent and the Supporting Holder previously entered into that certain Support Agreement, dated as of December 13, 2022 (the “Support Agreement”), pursuant to which the Supporting Holder agreed, among other things, to enter into the Fourth Amended and Restated Limited Partnership Agreement (the “A&R LPA”) of the OP;

WHEREAS, following the signing of the Support Agreement, the partners of OP determined that, in connection with the closing of the Merger Agreement, OP would be converted from a Maryland limited partnership to a Delaware limited liability company by the filing of Articles of Conversion with the Maryland State Department of Assessments and Taxation and a Certificate of Formation of the Company and a Certificate of Conversion with the Secretary of State of the State of Delaware (the “Conversion”), with such filings and Conversion to be conditioned on and effective immediately following the First Effective Time;

WHEREAS, as a result of the approval of the Conversion, Parent, the Supporting Holder and certain other partners of OP no longer contemplate entering into the A&R LPA and will instead enter into a limited liability company agreement (the “LLCA”) substantially in the form of an exhibit to the Merger Agreement, a copy of which has also been made available to the Supporting Holder;

WHEREAS, on March 23, 2023, the Supporting Holder, in its capacity as a limited partner of OP, along with the other partners of OP representing the requisite threshold to approve the Conversion pursuant to the governing documents of OP, consented to such Conversion and approved the terms of the LLCA (the “Consent”), with such executed copy set forth as Exhibit A hereto; and

WHEREAS, Parent and the Supporting Holder now desire to amend and restate the Support Agreement in order to reflect the Consent, the effectuation of the Conversion and the entry into the LLCA by the Supporting Holder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

CONVERSION AND AGREEMENT TO ENTER INTO A&R LLCA

1.1 Conversion. The Supporting Holder hereby acknowledges and confirms that it has irrevocably and unconditionally authorized and approved the Consent in its capacity as a limited partner of OP and pursuant to the terms of that certain Third Amended and Restated Limited Partnership Agreement of OP and has taken any and all actions necessary to give effect to such Consent.

1.2 Revocation; Non-Contravention. The Supporting Holder agrees that until the Closing, it will not (i) revoke, modify or otherwise reverse its Consent or (ii) perform any act in contravention of the Consent, Conversion or entry into the LLCA.

1.3 Delivery of Signature Page. At the effective time of the Conversion, the Supporting Holder hereby irrevocably and unconditionally (subject only to the occurrence of the Closing (as defined in the Merger Agreement)) agrees to enter into the LLCA, by duly executing and delivering to Parent, Color Up and each other party thereto, at the Closing, a counterpart to the LLCA.

1.4 No Inconsistent Agreements. Prior to the termination of this Agreement, the Supporting Holder shall not enter into any commitment, agreement, understanding, or similar arrangement in any manner inconsistent with the terms of this Article I.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SUPPORTING HOLDER

The Supporting Holder represents and warrants to Parent that:

2.1 Authorization; Binding Agreement.

(a) The Supporting Holder is duly organized, validly existing and in good standing (where such concept is recognized) under the Laws of the jurisdiction in which it is incorporated or constituted. The Supporting Holder has full legal capacity and power, right and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by the Supporting Holder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Supporting Holder, enforceable against the Supporting Holder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability affecting or relating to creditors’ rights generally and (ii) is subject to general principles of equity (the “Enforceability Limitations”).

2.2 Non-Contravention. Neither the execution and delivery of this Agreement by the Supporting Holder nor performance by the Supporting Holder of the obligations herein nor the compliance by the Supporting Holder with any provisions herein will (a) violate the limited partnership agreement or other governing documents of the Supporting Holder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person on the part of the Supporting Holder, except as provided in the Third Amended and Restated Limited Partnership Agreement of the OP (the “Existing LPA”), (c) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Encumbrance (as defined below) on the Subject Units, other than any Permitted Encumbrance (as defined below), or (d) violate any Law applicable to the Supporting Holder or by which any of the Supporting Holder’s Subject Units are bound, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to materially impair the Supporting Holder’s ability to perform its obligations hereunder.

2.3 Ownership of OP Units; Total Shares. As of the date hereof, the Supporting Holder is the record and beneficial owner of 1,702,128 common units and 425,532 Class A units of the OP, free and clear of any encumbrances, security interests, claims, pledges, proxies, options, right of first refusals, voting restrictions, limitations on dispositions, voting trusts or agreements, options or any other liens or restrictions on title, transfer or exercise of any rights of a stockholder in respect of such Subject Units (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) this Agreement, (b) any applicable restrictions on transfer under applicable securities Laws, and (c) the Existing LPA (collectively, “Permitted Encumbrances”). The 1,702,128 common units and 425,532 Class A units constitute all of the OP Units owned by the Supporting Holder as of the date hereof and, other than such Subject Units, as of the date of this Agreement, there are no other OP Units held of record or beneficially owned by the Supporting Holder or in respect of which the Supporting Holder has full voting power.

2.4 Power. The Supporting Holder has, as of the date hereof and, except pursuant to a permitted transfer pursuant to Section 4.1(b) hereof, will have until the termination of this Agreement, sole and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Supporting Holder’s Subject Units currently owned or hereinafter acquired. None of the Supporting Holder’s Subject Units are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or restriction of any kind or nature with respect to the voting of such Subject Units, except for the Existing LPA.

2.5 Reliance. The Supporting Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Supporting Holder’s execution, delivery and performance of this Agreement.

2.6 Brokers. Other than as expressly contemplated by the Merger Agreement or the disclosure schedules thereto, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Supporting Holder.

2.7 Adequate Information. The Supporting Holder acknowledges that the Supporting Holder is a sophisticated investor with respect to the Supporting Holder’s Subject Units and has adequate information concerning the business and financial condition of the Company and Parent to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent, the Company or any affiliate thereof, and based on such information as the Supporting Holder has deemed appropriate, made the Supporting Holder’s own analysis and decision to enter into this Agreement. The Supporting Holder acknowledges that the Supporting Holder has received and reviewed this Agreement and the Merger Agreement and has had the opportunity to seek independent legal advice prior to executing this Agreement.

ARTICLE III

REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT

Parent represents, warrants and covenants to the Supporting Holder that:

3.1 Organization and Qualification. Parent is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated or constituted.

3.2 Authority for this Agreement. Parent has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to comply with any provisions herein. The execution and delivery of this Agreement by Parent has been duly and validly authorized by all necessary entity action on the part of Parent, and no other entity proceedings on the part of Parent are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Supporting Holder, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.

ARTICLE IV

ADDITIONAL COVENANTS OF THE SUPPORTING HOLDER

4.1 No Transfer; No Inconsistent Arrangements.

(a) Subject to Section 4.1(b), until the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, the Supporting Holder agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of Law), gift, pledge dispose of or otherwise encumber any of the Subject Units or otherwise agree to do any of the foregoing (provided that any encumbrance that would not prevent, impair or delay the Supporting Holder’s ability to comply with the terms and conditions of this Agreement shall be permitted and will not be deemed to violate the restrictions set forth in this clause (i)), (ii) enter into any agreement or arrangement or grant any proxy or power of attorney with respect to its Subject Units that is inconsistent with this Agreement, or (iii) other than in furtherance of the transactions contemplated by the Merger Agreement, enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of Law) or other disposition of any Subject Units. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

(b) Section 4.1(a) shall not prohibit a transfer of Subject Units by a Supporting Holder in accordance with the terms and provisions of the Existing LPA made: (i) by virtue of laws of descent and distribution upon death of the Supporting Holder; (ii) by pro rata distributions from the Supporting Holder to its members, partners, or shareholders pursuant to the Supporting Holder’s organizational documents; (iii) by virtue of applicable law or the Supporting Holder’s organizational documents upon liquidation or dissolution of the Supporting Holder; or (iv) to any employees, officers, directors or members of the Supporting Holder, or to any affiliates of the Supporting Holder; provided, however, that a transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

4.2 No Legal Action. The Supporting Holder shall not, and shall cause its Affiliates not to and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by a Supporting Holder breaches any duty that such Supporting Holder has (or may be alleged to have) to the Company or to the other holders of Subject Units; provided, that the foregoing shall not limit or restrict in any manner the rights of a Supporting Holder to enforce the terms of this Agreement.

4.3 Documentation and Information. The Supporting Holder shall permit and hereby consents to and authorizes Parent and the Company to publish and disclose in all documents and schedules filed with the SEC and, to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any press release or other disclosure document that Parent and/or the Company reasonably determines to be necessary in connection with the Mergers and any of the transactions contemplated by the Merger Agreement, a copy of this Agreement and the nature of the Supporting Holder’s commitments and obligations under this Agreement. The parties hereto agree that the Supporting Holder’s identity and ownership of the Subject Units will not be included in a press release or other public disclosure (other than a filing with the SEC) without the Supporting Holder’s prior consent.

4.4 Public Announcements. No Supporting Holder will make any public announcement or issue any public communication regarding the Merger Agreement, the transactions contemplated thereby or any matter related to the foregoing, without the prior written consent of the Parent and the Company, except: (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Supporting Holder shall, to the extent permitted by applicable Law, first allow the Parent and the Company to review such announcement or communication and have the opportunity to comment thereon and the disclosing Supporting Holder shall consider such comments in good faith; (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 4.4; and (iii) announcements and communications to Governmental Authorities in connection with registrations, declarations and filings required to be made as a result of the Merger Agreement.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received if delivered personally (notice deemed given upon receipt), by electronic mail (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery); provided that the notice or other communication is sent to the address or email address set forth (i) if to Parent, to the address or email address set forth in Section 11.3 of the Merger Agreement and (ii) if to a Supporting Holder, to the Supporting Holder’s address or email address set forth on a signature page hereto, or to such other address or email address as such party may hereafter specify for the purpose by notice to each other party hereto.

5.2 Termination. This Agreement, the covenants and agreements contained herein and any proxy granted hereunder shall terminate automatically with respect to the Supporting Holder, without any notice or other action by any person, upon the first to occur of (a) the completion of the Closing, (b) the valid termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of Parent and the Supporting Holder, following any material modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date hereof that modifies the conditions of the obligations of the parties to the Merger Agreement to consummate the transactions contemplated therein in a manner that adversely affects in any material respect the Supporting Holder. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that the provisions of this Article V shall survive any termination of this Agreement.

5.3 Amendments and Waivers. Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. The waiver by any party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.4 Expenses. All fees and expenses incurred in connection herewith shall be paid by the party incurring such fees and expenses, whether or not the Mergers are consummated, except as expressly provided otherwise herein or in the Merger Agreement.

5.5 Entire Agreement; Assignment. This Agreement, together with the Merger Agreement, Schedule A, and the other documents and certificates delivered pursuant hereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement shall not be assigned by any party (including by operation of law, by merger or otherwise) without the prior written consent of (a) Parent, in the case of an assignment by the Supporting Holder (other than in the case of permitted transfer under Section 4.1(b)) and (b) the Supporting Holder, in the case of an assignment by Parent. Any assignment in violation of this Section 5.5 shall be null and void ab initio.

5.6 Enforcement of the Agreement. The parties agree that irreparable damage may occur in the event that the Supporting Holder did not perform any of the provisions of this Agreement in accordance with their specific terms or otherwise breached any such provisions, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that Parent may be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity without the requirement to post any bond or other security. Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon Parent, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy.

5.7 Jurisdiction; Waiver of Jury Trial; Governing Law. This Agreement and all related Legal Proceedings shall be governed by and construed in accordance with the internal Laws of the State of Maryland, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Maryland. THE PARTIES HERETO EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES HERETO EACH HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES HERETO MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. The parties hereto expressly incorporate by reference Section 11.14(a) and Section 11.14(b) (Jurisdiction; Service of Process) of the Merger Agreement to apply to this Agreement mutatis mutandis, with references to the Merger Agreement therein deemed to reference this Agreement and references to the “Parties” thereunder deemed to reference the parties hereto.

5.8 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.9 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer any rights or remedies of any nature whatsoever under or by reason of this Agreement upon any person other than each party hereto.

5.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

5.11 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Agreements shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

5.12 Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph and schedule references are to the articles, sections, paragraphs and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural persons shall include all persons and vice versa. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any person by virtue of the authorship of any provision of this Agreement.

5.13 Further Assurances. The Supporting Holder agrees that if any further agreements, deeds, assignments, assurances or other instruments are reasonably necessary to effectuate the covenants in this Agreement, the Supporting Holder will, upon reasonable written request of the Supporting Holder by Parent and at Parent’s cost and expense, execute and deliver all such proper agreements, deeds, assignments, assurances and other instruments and take other reasonable action as permissible to do all other things reasonably necessary to effectuate the covenants in this Agreement and otherwise to carry out the purposes of this Agreement.

5.14 No Agreement as Director or Officer. The Supporting Holder is entering into this Agreement solely in the Supporting Holder’s capacity as record and/or beneficial owner of Subject Units and nothing herein is intended to or shall limit, restrict or otherwise affect any votes or other actions taken by the Supporting Holder, or any employee, officer, director (or person performing similar functions), partner or other Affiliate of the Supporting Holder (including, for this purpose, any appointee or representative of the Supporting Holder to the board of directors of the Company) of the Supporting Holder, solely in his or her capacity as a director or officer of the Company (or a subsidiary of the Company) or other fiduciary capacity for the stockholders of the Company.

5.15 No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Units. All rights, ownership and economic benefits of and relating to the Subject Units shall remain vested in and belong to the Supporting Holder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Supporting Holder in the voting of any of the equity securities of the Company, except as otherwise provided herein with respect to the Subject Units. Except as otherwise set forth in Section 1, the Supporting Holder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the MIC Shareholders. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Supporting Holder to exercise an option to purchase any equity securities of the Company.

[Signature Page Follows.]

The parties are executing this Agreement on the date set forth in the introductory clause.

FIFTH WALL ACQUISITION CORP. III

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer

SUPPORTING HOLDER

HSCP STRATEGIC III, L.P

By:	/s/ Jeffrey B. Osher
Name:	Jeffrey B. Osher
Title:	Managing Member
Address:
Email:

[Signature Page to A&R HS3 Support Agreement]

Exhibit A

Consent of Limited Partners

[See Attached]